

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2015

Mail Stop 4561

Niccolo M. de Masi
Chief Executive Officer
Glu Mobile Inc.
500 Howard Street, Suite 300
San Francisco, California 94105

   Re: **Glu Mobile Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      File No. 001-33368
      Filed March 13, 2015

Dear Mr. de Masi:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1. On page 56, you attribute revenue growth primarily by the success of your top games, *Kim Kardashian: Hollywood, Racing Rivals,* and *Dino Hunter: Deadly Shores* titles and the continued success of **y**our *Deer Hunter 2014* and *Eternity Warriors 3.* In future filings, please quantify how your top games affected your increase in revenues for the relevant period, either in the aggregate or individually. We note that in your 2014 fourth quarter earnings conference call held on February 4, 2015, your chief operating officer provided quarterly revenue for several of your top games and stated that your five largest games represented 80% of your total revenue for the fourth quarter of 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief - Legal
Office of Information
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